Exhibit 99.1

VEDANTA LIMITED

CIN: L13209MH1965PLC291394

Registered Office: 1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue, Atul Projects, Chakala,

Andheri (East), Mumbai – 400 093

Telephone No.: +91 22 6643 4500; Fax No.: +91 22 6643 4530

Website: www.vedantalimited.com; Email ID: comp.sect@vedanta.co.in

POSTAL BALLOT NOTICE

NOTICE PURSUANT TO SECTION 110 OF THE COMPANIES ACT, 2013 AND RULES 20 AND 22 OF THE COMPANIES (MANAGEMENT AND ADMINISTRATION) RULES, 2014 READ WITH SECURITIES AND EXCHANGE BOARD OF INDIA (DELISTING OF EQUITY SHARES) REGULATIONS, 2009, AS AMENDED, AND SECURITIES AND EXCHANGE BOARD OF INDIA (LISTING OBLIGATIONS AND DISCLOSURE REQUIREMENTS) REGULATIONS, 2015, AS AMENDED.

Dear Members,

Notice is hereby given pursuant to Section 110 and other applicable provisions, if any, of the Companies Act, 2013 (“Companies Act”) read with Rules 20, 22 of the Companies (Management and Administration) Rules, 2014 read with the General Circular No. 14/ 2020 dated April 8, 2020 and the General Circular No. 17/ 2020 dated April 13, 2020, in relation to “Clarification on passing of ordinary and special resolutions by companies under the Companies Act, 2013 and the rules made thereunder on account of the threat posed by COVID-19” issued by the Ministry of Corporate Affairs, Government of India (the “MCA Circulars”) and all other applicable rules framed under the Companies Act, the Securities and Exchange Board of India (Delisting of Equity Shares) Regulations, 2009 (“Delisting Regulations”) and the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 (“Listing Regulations”), including any statutory modification(s), amendment(s) or re-enactment(s) thereof for the time being in force and as may be enacted hereinafter, to the members of Vedanta Limited (“Company”), to consider and if thought fit to pass the resolution set out herein below as a special resolution by way of a postal ballot in accordance with Regulation 8(1)(b) of the Delisting Regulations.

The proposed resolutions along with the explanatory statement pursuant to Section 102 of the Companies Act and other applicable legal provisions, pertaining to the said resolution setting out the material facts and the reasons thereof, is also appended. The proposed resolution and explanatory statement are being sent to you for your consideration.

Due to difficulty in dispatch of the Notice along with the explanatory statement and postal ballot form by post or courier, on account of threat posed by COVID-19 pandemic situation and as permitted under the MCA Circulars, the Company is sending the Notice in electronic form only. In compliance with Regulation 44 of the Listing Regulations and pursuant to the provisions of Sections 108 and 110 of the Companies Act read with the rules framed thereunder and the MCA Circulars, the Company has extended only the remote e-voting facility for its members, to enable them to cast their votes electronically instead of submitting the postal ballot form. The instructions for remote e-voting are appended to the Notice. The members can vote on resolutions through remote e-voting facility only. Assent or dissent of the members on the resolution mentioned in the Notice would only be taken through the remote e-voting system as per the MCA Circulars.

SPECIAL BUSINESS:

Approval for Voluntary Delisting of the Equity Shares of the Company from BSE Limited (“BSE”) and National Stock Exchange of India Limited (“NSE”) and withdrawal of “Permitted to Trade” status on the Metropolitan Stock Exchange of India Limited (“MSE”), and Voluntary Delisting of the Company’s American Depositary Shares from the New York Stock Exchange and deregistration from the Securities and Exchange Commission.

To consider and if thought fit, to accord assent/ dissent to the following resolution as a Special Resolution:

“RESOLVED THAT pursuant to and in accordance with the provisions of the Companies Act, 2013, the Securities and Exchange Board of India (Delisting of Equity Shares), Regulations, 2009 (“Delisting Regulations”), the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, the Securities Contract (Regulation) Act, 1956 (including the rules issued thereunder), the rules and regulations of the U.S. Securities and Exchange Commission (“SEC”) to the extent applicable, the listing agreement entered with and BSE Limited (“BSE”), National Stock Exchange of India Limited (“NSE”) (collectively, to be referred as “Stock Exchanges”), where the fully paid up equity shares of the Company (“Equity Shares”) are listed, the rules and regulations of the New York Stock Exchange (“NYSE”), to the extent applicable, where the Company’s American Depositary Shares (“ADSs”) are listed, including any statutory modification(s) or re-enactment thereof for the time being in force and as may be enacted hereinafter, and all other applicable laws, rules, regulations and guidelines, if any, and subject to such approvals, permissions and sanctions, as may be required and necessary for the Company and for Vedanta Resources Limited (“VRL”), a member of the promoter and promoter group of the Company, and/ or its subsidiaries (as the case may be), under applicable laws and subject to the terms of such approvals, consents, permissions, as may be necessary, and subject to such conditions and modifications as may be prescribed or imposed by any authority or third party, while granting such approvals, consents, permissions, the approval of the members of the Company be and is hereby accorded to the board to directors of the Company (“Board”, which term shall be deemed to include any committee which the Board may have constituted or may hereafter constitute exercising the powers conferred on the Board by this resolution), to voluntarily delist the Equity Shares from the Stock Exchanges and withdrawal of the “permitted to trade” status from the Metropolitan Stock Exchange of India Limited (“MSE”) and voluntarily delist the ADSs from the NYSE and deregister the Company from the SEC pursuant to the proposed acquisition by the VRL, either individually or along with one or more subsidiaries, as detailed in its letter dated May 12, 2020, of all the Equity Shares that are held by the public shareholders of the Company (as defined under the Delisting Regulations), in accordance with the terms of the Delisting Regulations and other applicable provisions of applicable law (“Delisting Proposal”), and the Company shall accordingly take all necessary actions and make all the necessary disclosures and filings to facilitate the proposed voluntary delisting of the Equity Shares, voluntarily delisting of the ADSs from the NYSE and deregistering the Company from the SEC in accordance with applicable law and the requirements of the rules and regulations of the NYSE and the SEC to the extent applicable.

RESOLVED FURTHER THAT for the purpose of giving effect to the Delisting Proposal, any of the directors, Company Secretary of the Company, Ms. Pooja Somani – Head Group Treasury and Mr. Anup Agarwal – SVP Corporate Finance be and are hereby severally authorized on behalf of the Company to do, either by themselves or through delegation to any person, as they may in their absolute discretion deem fit, all such acts, deeds, matters, and things as they may at their discretion deem necessary or expedient for the such purpose, and make all necessary filings including but not limited to making applications to any regulatory/ government authority in India or abroad (including NYSE and U.S. Securities and Exchange Commission), as may be required, and to the Stock Exchanges to seek their in-principle and final approval for the Delisting Proposal and/ or withdrawal of “permitted to trade” status on MSE (as may be required), in accordance with the provisions of Delisting Regulations, applicable provisions under the Companies Act and the rules framed thereunder and other applicable laws to execute all such deeds, documents or writings as are necessary or expedient, to settle any questions, difficulties or doubts that may arise in this behalf or delegate the aforesaid authority to any person or to engage any advisor, lawyers, consultant, agent or intermediary, as they may in their absolute discretion deem fit.

RESOLVED FURTHER THAT all actions taken or required to be taken by the Board in connection with any matter referred to above or contemplated in the foregoing resolutions are hereby approved, ratified, and confirmed in all respects.

RESOLVED FURTHER THAT any Director or the Company Secretary of the Company be and are hereby authorized to issue a certified true copy of the aforesaid resolution wherever necessary.”

By order of the Board of Directors

For Vedanta Limited

Place: Gurugram	Prerna Halwasiya
Date: May 18, 2020	Company Secretary & Compliance Officer (Membership no.: ACS 20856)

Registered office: 1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East), Mumbai – 400 093

NOTES AND INSTRUCTIONS:

1.

The explanatory statement pursuant to Section 102 of the Companies Act read together with Rule 22 of the Companies (Management and Administration) Rules, 2014 and other applicable provisions, setting out material facts and reasons in relation to the proposed special business is annexed hereto.

2.

The Notice is being sent to/ published/ displayed for all the members, whose names appear in the register of members/ list of beneficial owners as received from National Securities Depository Limited (“NSDL”)/ Central Depository Services (India) Limited (“CDSL”) on Friday, May 22, 2020, which will be considered for the purposes of remote e-voting. A person who is not a member as on the aforesaid date should treat this Notice for information purposes only.

3.

Due to non-availability of postal and courier services, on account of threat posed by COVID-19 pandemic situation, the Company is sending the Notice electronically to all the members whose e-mail addresses are registered with the Company or with the depositories/depository participants or with the Company’s Registrar and Transfer Agent i.e., KFin Technologies Private Limited (“KFin”), and express its inability to dispatch hard copy of the Notice along with postal ballot form and postage prepaid self-addressed business reply envelope to the members whose email address are not registered. To facilitate such members to receive this Notice electronically and cast their vote electronically, the Company has made special arrangement with its Registrar & Transfer Agent i.e., KFin, for registration of email addresses in terms of the MCA Circulars. The process for registration of email addresses is as under:

a.

In light of the MCA Circulars, members who have not registered their email address and in consequence could not receive the remote e-voting notice may temporarily get their email address registered with the KFin, by clicking the link: https://karisma.kfintech.com/emailreg and follow the registration process as guided thereafter. Post successful registration of the email address, the member would get soft copy of the Notice and the procedure for remote e-voting along with the user ID and password to enable remote e-voting for this postal ballot. In case of any queries, members may write to: einward.ris@kfintech.com.

b.

It is clarified that for permanent registration of email address, members are requested to register their email addresses, in respect of electronic holdings with their concerned depository participants and in respect of physical holdings with KFin Technologies Private Limited, Selenium, Tower B, Plot 31 & 32, Gachibowli, Financial District, Nanakramguda, Hyderabad – 500 032, India by following due procedure.

c.

Those members who have already registered their email addresses are requested to keep their email addresses validated with their depository participants/ KFin to enable servicing of notices and documents electronically to their email address.

4.

The Notice has also been placed on Company’s website: www.vedantalimited.com and KFin’s e-voting website: https://evoting.karvy.com and will also be available on the website of stock exchanges i.e., www.bseindia.com and www.nseindia.com.

5.	The voting rights of the members shall be in proportion to their share in the paid-up equity share capital of the Company as on Friday, May 22, 2020.

6.

The board of directors of the Company has appointed Mr. Upendra C Shukla, Practicing Company Secretary (FCS No.2727, CP No.1654) as the scrutinizer to conduct the process of the postal ballot in a fair and transparent manner (“Scrutinizer”).

7.	A member cannot exercise his vote by proxy on postal ballot. All members are requested to cast their votes only through remote e-voting as per the procedure provided herein.

8.	The resolutions passed by the members through postal ballot are deemed to have been passed as if they have been passed at a duly convened general meeting of the members.

9.	Voting through electronic means

Pursuant to the provisions of Sections 108, 110 and other applicable provisions, if any, of the Companies Act read with Rules 20 and 22 of the Companies (Management and Administration) Rules, 2014, Regulation 44 of Listing Regulations, General Circular and any other applicable provisions, if any, the Company has extended remote e-voting facility to enable the members to cast their votes electronically through the remote e-voting services provided by KFin.

The remote e-voting facility will be available during the following period:

Commencement of remote e-voting	From 9:00 A.M.(IST) on Tuesday, May 26, 2020

End of remote e-voting	Upto 5:00 P.M. (IST) on Wednesday, June 24, 2020

The remote e-voting module shall be disabled by KFin for voting at 5:00 P.M. (IST) on Wednesday, June 24, 2020. Once the vote on the resolution is cast by a member, he or she will not be allowed to change it subsequently.

The procedure and instructions for remote e-voting are as follows:

a.	Launch the internet browser by typing the URL https://evoting.karvy.com;

b.	Enter the login credentials (i.e., user ID and password). However, if you are already registered with KFin for remote e-voting, you can use your existing user ID and password for casting your vote;

User ID	For members holding shares in demat form: -

i)	For NSDL: - 8 Character DP ID followed by 8-digit Client ID

ii)	For CDSL: - 16 digits Beneficiary ID / Client ID

For members holding shares in physical form: - E-Voting Event Number (“EVENT”) followed by folio no. registered with the Company

Password	Your existing password/ unique password provided in the e-mail forwarding the electronic notice

c.	After entering these details appropriately, click on “LOGIN”;

d.

You will now reach password change menu wherein you are required to mandatorily change your password. The new password shall comprise minimum eight characters with atleast one upper case (A-Z), one lower case (a-z), one numeric value (0-9) and one special character (@, $, # etc.). The system will prompt you to change your password and update your contact details like mobile number, email ID etc. on first login. You may also enter a secret question and answer of your choice to retrieve your password in case you forget it. It is strongly recommended that you do not share your password with any other person and that you take utmost care to keep your password confidential;

e.	After changing password, you need to login again with the new credentials;

f.	On successful login, the system will prompt to select the EVENT for Vedanta Limited;

g.

On the voting page, enter the number of shares (which represents the number of votes) as on the cut-off date under each of the heading of the resolution and cast your vote by choosing the “FOR/ AGAINST” or alternatively, you may partially enter any number in “FOR” and partially “AGAINST” but the total number in “FOR/ AGAINST” taken together shall not exceed your total shareholding as on Friday, May 22, 2020. You may also choose the option “ABSTAIN” and the shares held will not be counted under either head. Option “FOR” implies assent to the resolution and “AGAINST” implies dissent to the resolution. If the member does not indicate either “FOR” or “AGAINST”, it will be treated as “ABSTAIN” and the shares held will not be counted under either head;

h.	You may then cast your vote by selecting an appropriate option and click on “Submit”;

i.	Members holding multiple folios/ demat accounts shall choose the voting process separately for each folio/ demat accounts;

j.	Voting has to be done for each item of the Notice separately. In case you do not desire to cast your vote on any specific item, it will be treated as abstained;

k.

A confirmation box will be displayed. Click “OK” to confirm, else “CANCEL” to modify. Once you confirm, you will not be allowed to modify your vote. During the voting period, members can login any number of times till they have voted on the resolution(s);

l.

Corporate/ institutional members (i.e., other than individuals, HUF, NRI etc.) are also required to send scanned certified true copy (in pdf format) of the board resolution/ authority letter etc., together with attested specimen signature(s) of the duly authorised representative(s), to the Scrutinizer at vedlscrutinizer@gmail.com with a copy marked to evoting@karvy.com. The scanned image of the above-mentioned documents should be in the naming format “Corporate Name EVENT”;

m.	Once the vote on a resolution is cast by a member, the member shall not be allowed to change it subsequently or cast the vote again.

For any query or grievance pertaining to remote e-voting, members may write to Company at comp.sect@vedanta.co.in or may contact Mr. Ganesh Patro, Senior Manager – KFin Technologies Private Limited (KFin), Unit Vedanta Limited, Selenium, Tower B, Plot 31 & 32, Financial District, Gachibowli, Nanakramguda, Hyderabad - 500032, Tel. No.: +91 40 67162222 or send an e-mail at einward.ris@kfintech.com or may contact at their Toll Free No.: 1-800-34-54-001 for any further clarifications.

Further, members may also visit Help & FAQ’s section available at KFin’s website https://evoting.karvy.com.

10.

After the lockdown is lifted by the Central/ State Government(s)/ relevant authorities, all relevant documents referred to in the explanatory statement would be made available for inspection at the registered and corporate offices of the Company on all working days during business hours until the last date for receipt of votes by remote e-voting i.e., Wednesday, June 24, 2020. During the lockdown, a member may write to the company secretary of the Company at comp.sect@vedanta.co.in requesting supply of relevant documents referred in the explanatory statement. Further, any query in relation to the resolution proposed to be passed by postal ballot may be addressed to the company secretary of the Company at comp.sect@vedanta.co.in.

11.

The Scrutinizer will submit his report to the Chairman of the Company, or any person duly authorized by him after completion of the scrutiny of votes cast. The Chairman or any Director or any other person authorized by the Chairman shall declare the results of the postal ballot as per the statutory timelines. The results along with the Scrutinizer’s report will also be posted websites of the Company i.e., www.vedantalimited.com, KFin i.e., https://evoting.karvy.com, stock exchanges i.e., www.bseindia.com and www.nseindia.com and on the website of the depositories. In the event that the lockdown on account of COVID-19 pandemic is eased off and the Company’s offices are open for business, the Company will also display the results at its registered and corporate office. The resolution, if passed by the requisite majority, shall be deemed to have been passed on the last date specified for remote e-voting i.e., Wednesday, June 24, 2020.

EXPLANATORY STATEMENT

(Pursuant to the provisions of Section 102 of the Companies Act, 2013)

Approval for Voluntary Delisting of the Equity Shares of the Company from BSE Limited (“BSE”) and National Stock Exchange of India Limited (“NSE”) and withdrawal of “Permitted to Trade” status on the Metropolitan Stock Exchange of India Limited (“MSE”), and Voluntary Delisting of the Company’s American Depositary Shares from the New York Stock Exchange and deregistration from the Securities and Exchange Commission.

1.	The fully paid up equity shares of the Company (“Equity Shares”) are presently listed on NSE and BSE.

2.

The board of directors of the Company received a letter dated May 12, 2020 from Vedanta Resources Limited (“VRL”), a member of the promoter and promoter group of the Company (“Promoter Group”), proposing to delist the Equity Shares from the Stock Exchanges. In its letter, VRL expressed its intention to, either individually or along with one or more subsidiaries, acquire all Equity Shares that are held by the public shareholders (as defined under Delisting Regulations, to be referred as “Public Shareholders”) and consequently voluntarily delist the Equity Shares from the Stock Exchanges in accordance with the provisions under the Delisting Regulations and if such delisting is successful, then to also delist the Company’s America Depositary Shares (“ADS”) from the New York Stock Exchange (“NYSE”) and deregister the Company from the Securities and Exchange Commission (“SEC”), subject to the requirements of the NYSE and the SEC (“Delisting Proposal”).

3.

VRL along with the other members of the Promoter Group presently hold 1,76,43,26,080 Equity Shares aggregating to 51.06% of the paid-up equity share capital of the Company, excluding ADS issued by the Company. As on date, the Public Shareholders (including the employee benefit trust) hold 169,10,90,351 Equity Shares aggregating to 48.94% of the paid-up equity share capital of the Company, excluding ADS issued by the Company.

4.

In addition to the above, the Company has issued 6,54,45,052 ADS against 26,17,80,208 number of underlying Equity Shares. Other than 2,48,23,177 ADS representing 9,92,92,708 Equity Shares which are held by one of the members of the Promoter Group, the remaining ADS are held by persons who would be considered to be Public Shareholders in the event they chose to convert the ADS into Equity Shares. In this regard, please note the following scenarios:

Sr. No.	Scenario	Shareholding of the Promoter Group	Shareholding of the Public Shareholders
1.	If all the outstanding ADS are converted into Equity Shares.	186,36,18,788 Equity Shares aggregating to 50.14% of the paid-up equity share capital of the Company.	185,35,77,851 Equity Shares aggregating to 49.86% of the paid-up equity share capital of the Company.

2.	If, only the Promoter Group entity holding ADS converts its ADS into Equity Shares.	186,36,18,788 Equity Shares aggregating to 52.43% of the paid-up equity share capital of the Company, excluding the remaining ADS issued by the Company.	169,10,90,351 Equity Shares aggregating to 47.57% of the paid-up equity share capital of the Company, excluding the remaining ADS issued by the Company.

3.	If, only members other than Promoter Group convert their ADS into Equity Shares.	176,43,26,080 Equity Shares aggregating to 48.77% of the paid-up equity share capital of the Company, excluding the remaining ADS issued by the Company.	185,35,77,851 Equity Shares aggregating to 51.23% of the paid-up equity share capital of the Company, excluding the remaining ADS issued by the Company.

Accordingly, the equity shareholding of the Promoter Group may be in the range of 48.77% to 52.43%, depending upon the conversion of ADS into Equity Shares. Similarly, the equity shareholding of the Public Shareholders may be in the range of 47.57% to 51.23%, depending upon the conversion of ADS into Equity Shares.

5.	VRL, in its letter dated May 12, 2020, specified the following as the rationale for the Delisting Proposal:

a.

The Vedanta Group (the “Group”) has been pursuing a process of corporate simplification for several years, including the merger of Sterlite with Sesa Goa to form Sesa-Sterlite (subsequently renamed Vedanta Limited) in 2012, the merger of Cairn India with Vedanta Limited in 2016, and the delisting of Vedanta Resources Plc (subsequently renamed Vedanta Resources Ltd) in 2018.

b.

The Group believes that a delisting of Vedanta Ltd is the next logical step in this simplification process and will provide the Group with enhanced operational and financial flexibility in a capital intensive business. Vedanta Group maintains its strategic priority of attaining leadership in diversified natural resources, underpinned by growth, while maintaining a flexible capital structure

c.

The proposed delisting offer will provide public shareholders of Vedanta Ltd an opportunity to realize immediate and certain value for their shares at a time of elevated market volatility. The price will be determined in accordance with the reverse book building mechanism set out in the Delisting Regulations.

d.

The proposed delisting will align the Group’s capital and operational structures, streamline the process of servicing the Group’s financing obligations and significantly improve a range of important credit metrics. As a result, the transaction is expected to support an accelerated debt reduction program in the medium term and, in turn, support the Group’s highly attractive longer-term growth pipeline.

6.

The Company was informed by VRL, pursuant to its letter dated May 18, 2020, that: (a) the “reference date” with respect to the proposed delisting was May 12, 2020 i.e., the date on which the Company intimated the Stock Exchanges that a meeting of the board of directors of the Company is being convened on May 18, 2020 inter alia to consider the Delisting Proposal; (b) as per certificate dated May 18, 2020 issued by Price Waterhouse & Co LLP, INR 87.25 (Indian Rupees Eighty Seven and Twenty Five Paise only) is the floor price per Equity Share, which is arrived at in accordance with Regulation 15 of the Delisting Regulations read with Regulation 8 of the SEBI (Substantial Acquisition of Shares and Takeovers) Regulations, 2011, as amended.

7.

Further, VRL, after considering the prevailing market conditions and with a view to provide the Public Shareholders with a fair exit price, informed the Company of its willingness to accept Equity Shares tendered by the Public Shareholders in the delisting offer at a price of INR 87.50 (Indian Rupees Eighty Seven and Fifty Paise only) per Equity Share (“Indicative Offer Price”). VRL further informed the Company that the Indicative Offer Price should in no way be construed either as an obligation/ restriction on VRL and/ or its subsidiaries to accept the Equity Shares tendered in the delisting offer at a price lower than, equal to or higher than the Indicative Offer Price or as a restriction on the Public Shareholders to tender the Equity Shares at price higher than the Indicative Offer Price.

8.

The exit offer price will be determined through the reverse book building process specified in Schedule II of the Delisting Regulations. The final exit offer price will be determined as the price at which Equity Shares accepted through eligible bids during the reverse book building process takes the shareholding of the members of the Promoter Group to at least 90% of the paid-up equity share capital of the Company, excluding the shares which are then held by a custodian and against which ADS have been issued. All Public Shareholders are entitled to participate in the reverse book building process as per the Delisting Regulations. VRL and/ or its subsidiaries shall have the sole discretion to accept or reject the price discovered pursuant to the reverse book building process including other rights and obligations in terms of the Delisting Regulations.

9.	The acquisition of all Equity Shares by VRL, either individually or along with one or more subsidiaries, from the Public Shareholders will be conditional upon the following:

a.	approval of the shareholders of the Company by way of special resolution through postal ballot in accordance with the Regulation 8(1)(b) of the Delisting Regulations and other applicable law.

b.

the acceptance by VRL and/ or its subsidiaries of the price payable for the Equity Shares as determined by the reverse book building process in accordance with the Delisting Regulations including other rights and obligations in terms of the Delisting Regulations.

c.	a minimum number of Equity Shares being tendered for delisting to be successful in accordance with the Delisting Regulations.

d.

Approval of the Stock Exchanges and/ or any other regulatory and/ or statutory approvals, as may be required, under applicable laws for the acquisition of the Equity Shares from the Public Shareholders, if required, including regulatory approvals or relief under the U.S. securities laws.

e.	such other terms and conditions as may be set out in the ‘public announcement’ or the ‘letter of offer’ to be dispatched to the Public Shareholders.

10.

Under the Delisting Regulations, the Company is permitted to delist the Equity Shares if the Equity Shares accepted through eligible bids during the reverse book building process takes the shareholding of the members of the Promoter Group to at least 90% of the paid-up equity share capital of the Company, excluding the shares which are then held by a custodian and against which ADS have been issued. If the Equity Shares are delisted in accordance with the Delisting Regulations, the remaining Public Shareholders, who either do not tender their Equity Shares or whose Equity Shares are not accepted because the price quoted by them was higher than the final exit offer price, are permitted to tender their Equity Shares up to a period of 1 year from the date of delisting of Equity Shares of the Company and, in such a case, VRL and/ or its subsidiaries shall accept such Equity Shares at the same final price at which the earlier acceptance of Equity Shares was made.

11.

The Equity Shares are also currently ‘permitted to trade’ on the MSE. Pursuant to the successful delisting of the Equity Shares from the Stock Exchange, the ‘permitted to trade’ status given to Equity Shares by the MSE shall stand withdrawn.

12.

The board of directors of the Company appointed SBI Capital Markets Limited as the merchant banker (“Merchant Banker”) to carry out due diligence in accordance with Regulations 8(1A) and 8(1D) of the Delisting Regulations. Further, the board of directors of the Company, at its meeting held on May 18, 2020, inter alia, took on record the due diligence report dated May 18, 2020 (“Report”), as tabled before them, issued and submitted by the Merchant Banker and approved and recommended the Delisting Proposal, after having discussed and considered various factors including the Report. Based on the information available with the Company and after taking on record Report, the board of directors of the Company, in accordance with Regulation 8(1B) of the Delisting Regulations, certified that:

a.	The Company is in compliance with applicable provisions of securities law;

b.	The members of the Promoter Group or their related entities are in compliance with Regulation 4(5) of the Delisting Regulations; and

c.	The Delisting Proposal is in the interest of the shareholders of the Company.

13.

The board of directors of the Company, at its meeting held on May 18, 2020, also granted the approval to the Company to seek the consent of the shareholders in relation to the Delisting Proposal by way of a special resolution through postal ballot by way of remote e-voting in accordance with Regulation 8(1)(b) of the Delisting Regulations, Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, Companies Act, 2013 and the Companies (Management and Administration) Rules, 2014 read with General Circular No. 14/ 2020 dated April 8, 2020 and the General Circular No. 17/ 2020 dated April 13, 2020 issued by the Ministry of Corporate Affairs, Government of India and any other applicable laws and the approval was also given to Company to obtain approval of the Stock Exchanges in accordance with the provisions under the Delisting Regulations and/ or any other regulatory/ government authority in India and/ or abroad (including NYSE and the SEC), as may be required, in relation to the Delisting Proposal. In terms of Regulation 8(1)(b) of the Delisting Regulations, the special resolution shall be acted upon if and only if the votes cast by Public Shareholders in favour of the Delisting Resolution amount to at least two times the number of votes cast by Public Shareholders against it. Accordingly, approval for the Delisting Resolution is sought from the shareholders, and upon receipt of such approval, VRL will proceed, at its discretion, to make an offer to the Public Shareholders and purchase the Equity Shares at the exit price in accordance with the Delisting Regulations.

14.	The board of directors of the Company recommends the special resolution and places it for consideration and the approval of the shareholders of the Company.

15.

Mr. Anil Agarwal, Mr. Navin Agarwal, also being directors of Vedanta Resources Limited, Mr. GR Arun Kumar, being the Group CFO and Ms. Priya Agarwal being related to Mr. Anil Agarwal, are concerned and interested in the resolution. Except as provided, none of the other directors or key managerial personnel of the Company or their relatives are directly or indirectly concerned or interested in this resolution.

By order of the Board of Directors

For Vedanta Limited

Place: Gurugram	Prerna Halwasiya
Date: May 18, 2020	Company Secretary & Compliance Officer (Membership No.: ACS 20856)

Registered office: 1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East), Mumbai – 400 093.